Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a copy of the script used during an investor conference call held by CPB Inc. on April 17, 2003. The slides referenced in the script were posted on CPB Inc.'s web site (www.cpbi.com) on April 16, 2003 and were filed with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, on April 16, 2003.

[Operator]

Good morning and welcome to CPB Inc.'s conference call to discuss its offer to merge with CB Bancshares and its first quarter results. At this time, I would like to inform you that this conference call is being recorded and all participants are in listen only mode. At the request of the company, we will open the conference up for questions and answers following the presentation. I will now turn the conference to Clint Arnoldus, Chairman, President and Chief Executive Officer of CPB Inc.

[Clint]

Good morning everyone. On the call with me today are Neal Kanda, Chief Financial Officer of CPB Inc. and Cary Thompson, Senior Managing Director of Bear, Stearns & Co. Inc., our adviser on the merger proposal. I'm very pleased to welcome you to CPB Inc.'s first quarter conference call. But before I hand the call over to Neal to summarize our first quarter results, I'd like to spend some time discussing yesterday's announcement of our proposal to merge with CB Bancshares—a financially compelling proposal that we believe would create a stronger, local bank—benefiting not just the shareholders of both banks, but the state of Hawaii and our customers as well. Before I get into why we think this would be such a powerful combination, I encourage you to log onto CPB's website at cpbi.com, where you'll find presentation slides that support today's remarks. So let me give you a moment to access the slides while the operator reads a statement required by certain securities laws, urging you to read documents CPB will file with the SEC when they are filed and describing forward-looking statements that are in this presentation.

[Operator reads forward-looking statements—slides 2 & 3 (included at end of this document)]

[Clint]

[Slides 4 & 5]

As you can see from the transaction summary on slides four and five, we're prepared to offer 1.8956 shares of CPB stock and $21 in cash per share of CB Bancshares. This equates to $70 per share of CB Bancshares based on the closing stock price for 4/14/03. This represents a 54 percent premium, an approximately 13-times forward earnings multiple based on our expectations of CB Bancshares's forward earnings, and a multiple of 2002 book of approximately 1.9-times.

At CPB, we believe in doing business in a friendly way—so we made this proposal privately to CB Bancshares' management and expressed our desire to discuss this seriously with them and their board. We were quite puzzled by their apparent reluctance to do so, especially since this same combination has been discussed on and off for a number of years. We finally concluded that we think this transaction makes so much sense in so many ways for Hawaii and its economy, for our customers, and for the shareholders of both companies, that it deserves to be discussed publicly and considered by the shareholders. In other words, we are committed to making this a reality.

[Slide 6]

Given Hawaii's unique local values and community traditions, business decisions here frequently impact our local community. So before I focus specifically on shareholder benefits, let me explain why we believe this merger would benefit customers, the local community and the state of Hawaii.

It would create a stronger, local bank with $3.7 billion in assets—a bank that can provide a strong local alternative to mainland-managed and foreign-owned banks—and a bank that is more intently focused on fueling local economic growth and meeting unique local needs. Hawaii's future depends on its small and mid-sized businesses, exactly the target market we support. As a bigger and stronger bank, we'll have a higher lending capacity to finance these businesses and fuel local economic and job growth.

Consumer and business customers in the local community would also enjoy added convenience with a broader branch and ATM network, and an expanded menu of products and services. At the same time, CPB will be able to extend its "fiercely loyal" personalized service to customers of City Bank. In short, a stronger, locally-focused bank can better meet local needs in a sustained way over the long run.

[Slide 7]

Turning to slide seven, you'll see three key reasons why shareholders of both banks win. We anticipate the combined bank will enjoy significant, double digit EPS accretion generated by consolidation, scale and significant cost saves, which I'll explore in detail shortly. Moreover, in Hawaii's limited growth market, together we would be better positioned to compete with larger, foreign-owned and mainland-managed banks. And, of course, improved trading liquidity and visibility for a combined company listed on the New York Stock Exchange would benefit all of you as shareholders.

[Slide 8]

Now this is a very attractive offer for shareholders of CB Bancshares, but it's an offer that's more than justified by the financial and business benefits of combining our two banks. We believe few banks can make as compelling a case. As you can see from slide 8, we share a similar heritage and culture. We share the same overlapping, local market. We're both focused on the same customer segment—consumers and small and mid-sized businesses. And we even operate from a common Fiserve technology platform. So the opportunity to improve efficiency through scale is self-evident. It's a logical fit, and we think the two banks should be relatively easy to integrate.

[Slides 9 & 10]

For those of you who don't know us, you can see a snapshot of CPB and our impressive EPS track record on slide 10. We think this track record demonstrates our ability to optimize the performance of a combined bank. And we believe additional synergies are possible as we overlay our management onto the asset base of a merged bank.

[Slide 11]

The graph on slide 11 shows that investors have recognized CPB's superior long-term business performance, which is reflected in the widening stock performance gap between the two banks in recent years. We believe that significant opportunities for improvement exist at CB Bancshares and our proven management team—with its solid track record of increasing shareholder value—is well equipped to do the job.

[Slides 12 - 16]

A look at slides 12 through 16 suggests the solid management we'd bring to a combined bank. We have consistently grown earnings and generated higher returns on assets and equity. You can see on slide 12 that in 2002 CPB earned over $33 million and over the last five years produced a steady long-term growth rate in earnings. On the next slide you'll notice that this performance was generated by strong and improving returns on both equity and assets—with 2002 return on equity at 20.55 percent, more than double the returns at CB Bancshares.

Credit quality is an area that we are very proud of at CPB. You can see from the long term credit trends on slide 14 and our very low net charge-off percentage that we are excellent credit managers—and we think there's an opportunity as we add our credit management policies to CB Bancshares' loan portfolio.

Despite a difficult economic environment, CPB has been able to maintain a stable level of earning assets while our organic deposit growth has consistently outperformed CB Bancshares. Our deposits have not only grown more steadily, they are now over 40 percent higher than those of CB Bancshares—as depositors are increasingly recognizing our brand of "fiercely loyal" service.

Notice on slide 16 that CPB's cost consciousness is embedded in our culture and that it has helped drive down our efficiency ratio significantly over the years. We have actually achieved a 50% efficiency ratio in the first quarter of this year, comparable to the most efficient banks in the country.

[Slide 17]

So now let us examine what we anticipate our two companies would look like combined—and I think you'll agree it's a powerful combination.

[Slide 18]

Together we make a great fit, and together we can do so much more than we can do individually. Both banks were founded in the 1950's to serve the Japanese-American community in Hawaii, and have grown to become the local banks of choice among customers across all of Hawaii's diversity, who seek highly personalized service. This shared target business segment will help facilitate our integration. And from what you've seen in the previous slides, we expect significant cost saves and performance enhancement for a combined bank.

[Slides 19 & 20]

If you look at the pro forma on slides 19 and 20, you'll see the combined bank would have loans totaling $2.4 billion and deposits totaling $2.8 billion, significantly strengthening CPB's position as the fourth largest bank with 14 percent deposit share. Together, we'd have the visibility and the muscle to offer our higher-touch brand of service to customers of Hawaii's larger banks, while never losing sight of our small bank heritage and "fiercely loyal' customer focus.

[Slides 21 & 22]

And together we can reduce risks through a more diversified and balanced loan portfolio, as slide 21 illustrates. CPB and CB Bancshares have highly complementary loan segments: CPB is strong in commercial mortgages, while CB Bancshares is strong in residential mortgages. Additionally, our expanded deposit base will continue to have a significant share of core deposits. In short, we believe that together we're stronger and better—better able to compete and take market share, better able to serve customers, and better able to support small and mid-sized businesses in Hawaii. And by creating a stronger, local bank, shareholders of both banks win.

[Slide 23]

In the end the numbers make the case—they are convincing—and we believe they're based on reasonable assumptions. Since we could not perform due diligence on CB Bancshares and they're not covered by sell-side analysts, we used our in depth knowledge of the Hawaii market and our understanding of their business to develop earnings projections for CB Bancshares. We have assumed a one-time restructuring charge of $32 million and $16 million of fully phased in cost savings, which represent 15 percent of the combined entity's noninterest expenses. We think these are reasonable assumptions given how previous, relevant in-market bank transactions have played out. I want to emphasize that we did not include revenue enhancements in our assumptions, though we believe the potential for revenue synergies certainly exists.

[Slides 24 & 25]

The next couple of slides highlight our key assumptions for CB Bancshares in greater detail. We have assumed a 25 basis point decrease in net interest margin and operating expense growth in line with 2002. Additionally, we have assumed low single digit growth in loans and deposits. We believe that the increase in reserves in 2002 and the recent chargeoffs at CB Bancshares have resulted in a cleaner balance sheet. As a result, we are projecting lower charge offs going forward—but these are still conservative levels as demonstrated by the higher than average net charge off ratio. Based on these assumptions, you can see on slide 25 that the projected earnings before provision remained relatively flat compared to 2002. Our provisions are lower because 2002 and 2001 were years of unusually high provisions. But to be conservative, the reserve-to-loan ratio remains at the high levels of 2002. As a result, we believe that CB Bancshares could earn $5.33 per share in 2003, $5.70 per share in 2004, and $6.08 per share in 2005.

[Slides 26 & 27]

Based on our projections for CB Bancshares, you can see on slide 26 that we expect the resulting company should generate over $61 million in net income in 2004 and over $69 million in 2005—resulting in pro forma GAAP EPS of $2.55 and $2.88 for 2004 and 2005 respectively. This means solid, double-digit projected accretion. On a cash basis, we expect the merger would be approximately 15 percent accretive in 2004 and 18 percent accretive in 2005 based on our projections.

[Slide 28]

But let me take you through slide 28 to highlight an accretion/dilution sensitivity analysis supporting the merits of this transaction. For this merger to be non-dilutive for CPB shareholders, CB Bancshares only needs to earn $4.30 per share in 2004, which is 35 cents above their core earnings in 2002, and $4.10 in 2005, which is just 15 cents more than 2002 core EPS. With only negligible earnings growth needed from CB Bancshares to make this combination accretive, we expect this merger will be a real winner for shareholders. We believe this analysis makes a very compelling case for our proposal and for the highly accretive nature of this transaction.

[Slides 29]

So combined, we believe we can create a stronger, more profitable bank—a bank that couples a strong balance sheet with impressive asset quality and a uniquely attractive customer proposition for the people of Hawaii.

[Slide 30]

I encourage you to look at the slides in the appendix of this presentation that contain additional financial information supporting the merits of this transaction. But let me now close my remarks by summing up why we're so excited about this proposal. We think it's good for all stakeholders. It's good for Hawaii, for its economy, and the local community. It's good for customers. And it's good for the shareholders of both banks. It creates a stronger, locally based and managed bank better able to meet Hawaii's unique local needs. Customers benefit from larger lending limits paired with continued "fiercely loyal" service. And shareholders of both banks win. We anticipate CPB shareholders will get significant EPS accretion and a stronger competitive position going forward, while CB Bancshares shareholders receive a very attractive premium, a significantly higher cash dividend and the opportunity to be a shareholder in a New York Stock Exchange listed company with a long track record of outstanding performance. In fact, Ton Finance, the largest single shareholder of CB Bancshares, has recognized the benefits of this proposal and signed an agreement to support the transaction, subject to certain conditions.

We think it's so compelling that there's every reason for CB Bancshares to come to the table with us to finish—in a cooperative and friendly way—the job of delivering these compelling benefits to all our stakeholders. We hope they do so as we are committed to making this transaction a reality. And, of course, we hope we'll have your support and the support of CB Bancshares' shareholders for this proposal—a proposal that's the right fit, at the right time for Hawaii and for all of us.

Before I get to your questions, I'd like to turn the call over to Neal for a short summary of CPB's first quarter earnings. Neal...

[Neal]

Thank you, Clint. The following is a discussion 2003 first quarter financial highlights.

CPB Inc. and its subsidiary, Central Pacific Bank, recorded solid performance for the first quarter of 2003. Net income of $8.6 million increased by 14% over the $7.5 million recorded in the first quarter of 2002. Diluted earnings per share were $0.52, up by 11% over last year's $0.47 per share. Return on assets increased to 1.73% for the quarter compared to 1.63% last year. Return on stockholders' equity decreased to 19.18% from 19.89% a year ago reflecting the 17.9% increase in stockholders' equity. The Company's leverage ratio increased to 8.75% at March 31, 2003 from 8.09% a year ago.

The company increased its quarterly dividend from 11 cents per share to 16 cents in the first quarter of this year, resulting in a first quarter payout ratio of 29.63%, approximating the Company's internal payout target. While the Company maintains a stock repurchase program, which has approximately $10 million in authorized capital for that purpose, no repurchases were made during the first quarter of this year.

Net interest income on a tax equivalent basis rose by $1.2 million or 5.4% over last year's first quarter. Total interest income decreased by $1.3 million, reflecting a decrease in yield on earning assets of 6.17% from 6.93% a year ago, mainly due to downward repricing of loans and investment securities during the last year. Average earning assets of $1.8 billion increased by 7.4% during that period. A corresponding decrease in interest expense of $2.5 million or 31.1% reflected a drop in the cost of interest-bearing liabilities to 1.46% from 2.22% in the first quarter of 2002. Average interest-bearing liabilities increased by 3.4% in this quarterly comparison. Noninterest-bearing deposits for the first quarter of 2003 increased by 24% over the year-ago quarter. As a result, net interest margin for the first quarter of 2003 was 4.98% compared with 5.07% in the first quarter of 2002 and 5.06% in the fourth quarter of 2002. Loan repricings and prepayments due to the current interest rate environment and competitive conditions, as well as accelerated cashflows from the investment portfolio, contributed to the slight decline in margin. Management anticipates that downward pressure on asset yields will be partially offset by steady loan growth in the next quarter, while the reduction in cost of funds will moderate, leading to a slight decline in net interest margin. As for interest rate sensitivity, the Company's balance sheet remains relatively neutral to slightly asset sensitive.

There was no provision for loan losses for the first quarter of 2003, due to a net loan recovery of $912,000 largely attributable to repayments of two charged-off loans. The allowance for loan losses at March 31, 2003 was 1.87% compared to 1.94% a year ago. Asset quality remained exceptional, with nonperforming assets and 90-day delinquents totaling $1.4 million or 11 basis points of total loans. Problem assets were mainly comprised of commercial properties secured by first mortgages and showed vast improvement over the year, totaling one-third of the $4.3 million reported a year ago. Continuance of geopolitical and economic uncertainties, however, especially as it affects Hawaii's travel industry and general economy, could lead to deterioration of quality in the Company's loan portfolio.

Total other operating income of $3.7 million for the first quarter of 2003 decreased by $229,000 or 5.9% compared to last year's first quarter, in which $420,000 in investment securities gains were recorded. Most income categories showed nominal increase over the year, with income from fiduciary activities increasing by 28.9% to $446,000 for the 2003 quarter. The Company is experiencing a steady increase in trust income reflecting gains in total assets under management as well as custodial assets. The Company expects accelerated growth in this area for the coming quarters.

Total other operating expense of $13.0 million was virtually unchanged from the first quarter of last year due to a reduction of $600,000 in commissions and bonuses being offset by increases in advertising and promotional expenses of $275,000 and $143,000, respectively. Expenses, on an annualized basis, were 2.63% of average assets in the first quarter, compared to 2.86% a year ago. The efficiency ratio for the first quarter was 50.07% compared to 52.48% last year.

Effective tax rate for the first quarter was 34.1% compared to 36.7% in last year's quarter. The decrease reflects higher tax exempt income and state tax credits recorded in this year's quarter.

This concludes the discussion our first quarter financials. We welcome any questions you may have.

[Operator]—moderates question and answer session.

[Clint]

I would just like to reiterate we believe our merger proposal to CB Bancshares is very compelling for all stakeholders. We remain hopeful that we can negotiate this transaction with board and management of CB Bancshares, however the benefits are so strong that we are committed to making this transaction a reality. We look forward to future dialog with all of you and we look for your support. Mahalo and Aloha.

[Operator]—closes the call.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.